SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities and Exchange Act of 1934

Date of Report: March 16, 2004
(Date of earliest event reported)

YOCREAM INTERNATIONAL, INC.
(Exact name of registrant as specified in its Charter)

Oregon	0-16787	91-0989395
State of Incorporation	Commission File Number	IRS Employer Identification Number

5858 N.E. 87th Avenue	97220
Portland, Oregon	(Zip Code)
(Address of principal executive office)	

Registrant's telephone number, including area code: (503) 256-3754

Item 7.Financial Statements, Pro Forma Financial Information and Exhibits.

      (a)   <u>Financial Statements</u>

      Not Applicable

      (b)   <u>Pro Forma Financial Information</u>

      Not Applicable

      (c)   <u>Exhibits</u>

      99   Earnings Press Release

Item 12. Results of Operations and Financial Condition

On March 16, 2004, the Company issued a press release announcing its earnings for the first quarter of fiscal year 2004. A copy of the press release is attached hereto as Exhibit 99.

<u>SIGNATURES</u>

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this reported to be signed on its behalf of the undersigned hereunto duly authorized.

YOCREAM INTERNATIONAL, INC
(Registrant)

Date: March 16, 2004.   By: /s/ W. Douglas Caudell

        W. Douglas Caudell, Chief Financial Officer

Exhibit 99

FOR IMMEDIATE RELEASE

For More Information, Contact:

> Terry Lusetti   503-256-3754
> Investor Relations   www.yocream.com

YOCREAM INTERNATIONAL
REPORTS FIRST QUARTER RESULTS

PORTLAND, OR - MARCH 16, 2004 - YOCREAM International, Inc. (Nasdaq: YOCM), a manufacturer and wholesaler of frozen desserts and smoothies, today reported the financial results for the first quarter ended January 31, 2004.

Sales for the three months ended January 31, 2004 were $3.4 million, 10.8% under the same quarter in 2003. The decrease in sales was primarily due to the discontinuance of lower margin coffee latté smoothies and the loss of gourmet ice cream sales to a regional chain.

Gross profit margins, as a percentage of sales, improved during the quarter, primarily due to the reduction in lower margin coffee latté sales. However, the loss of gourmet ice cream sales along with the severe winter caused a decline in other sales resulting in a net loss of approximately $8,500 for the quarter, compared with a net income of approximately $10,600 for the same period last year.

"Our first quarter, which comes during the winter is normally our slowest quarter," said Douglas Caudell, CFO. "Sales and earnings have historically increased as we approach the busier summer season. We expect a favorable year from the further development of the Company's military and healthcare business and the introduction of new products."

"The Company has now introduced its products to Premier healthcare members at food shows as well as through direct sales calls resulting in an increased rate of member conversions to YoCream products," reported Michele Hanna Emery, Director of Sales, National Accounts and Branding. The Company was awarded a 36-month Committed Agreement in October 2003 to supply Dannon® YoCream® Frozen Yogurt to Premier healthcare members. Premier, Inc. is a leading healthcare alliance.

Emery continued, "As part of the Company's plan to broaden its market base in the healthcare sector, we became an approved supplier for the Amerinet manufacturer allowance program in December 2003 and expect sales to begin in the second quarter of Fiscal 2004." The 24-month agreement covers all YoCream products and certain other private label frozen dessert products that the Company manufactures. Amerinet is a health care group purchasing organization in the United States serving more than 1,800 hospitals and other health care member facilities.

Tyler Bargas, Director of Sales announced, "the Company will be introducing Dannon® Yocream® Low-Carb Premium Soft Serve Frozen Yogurt in response to the quickest emerging and fasting growing product category in recent times." Superior taste and very pleasing product texture set Dannon® Yocream® Low-Carb apart from competitive products. The Company believes that this gourmet product is the only nationally branded low-carb soft serve that includes live active yogurt cultures to promote a healthy digestive system. Sweetened with Splenda brand sucralose, this product has net carbohydrate counts ranging from 3 grams to 5 grams depending on flavor, and meets the dietary guidelines for low-carb as well as diabetic consumers. Bargas added, "the product has been previewed at selected spring 2004 food shows, and is already generating significant interest."

Bargas also reported, "since the aseptic packaging line was completed in October, the Company has reformulated its coffee latté product into an aseptically packaged coffee concentrate designed to be mixed with milk at the customer's location." Aseptic shelf stable packaging meets the needs of operators that have limited refrigeration or, as in the military, geographic locations without refrigeration. "Our product is packed in convenient ½ gallon bags and can be delivered to operators through dairy or broadline distribution," added Bargas. The Company's Yocaffé® Latté® coffee concentrate will be introduced to the marketplace in the second quarter fiscal 2004. The Company also plans to extend its fruit smoothie product line to include a shelf stable bag-in-the box product in 2004.

YOCREAM International, Inc. makes, markets and sells frozen desserts and beverages throughout the United States and in several foreign countries. It sells primarily to food distributors and wholesale clubs; and the Company's products are available in restaurants, convenience stores, schools, government and military installations, hospitals, corporate cafeterias and wholesale clubs.

This release may contain certain forward-looking statements, which are based on management's current expectations. Factors that could cause future results to vary materially from these expectations include, but are not limited to, change in distribution abilities, level of customer acceptance of new products, change in co-packing relationships and strategic alliances and other economic, competitive, governmental, regulatory and factors affecting the Company's operations, pricing, products and service. For a more complete discussion of the risks associated with forward-looking information, refer to the risk factors contained in the Company's Form 10-K, which was filed with the Securities and Exchange Commission on January 29, 2004.

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YOCREAM INTERNATIONAL, INC.
STATEMENTS OF INCOME

	Three Months Ended January 31,	
	2004	2003
Sales	$ 3,449,984	$ 3,869,008
Cost of goods sold	2,490,812	2,897,099
Gross profit	959,172	971,909
Selling, general and administrative expenses	950,921	947,970
Income from operations	8,251	23,939
Other income (expenses), net	(21,818)	(6,892)
Income (loss) before income taxes	(13,567)	17,047
Income tax (benefit) provision	(5,100)	6,400
Net income (loss)	$ (8,467)	$ 10,647
Earnings (loss) per common share - basic	$ 0.00	$ 0.00
Earnings (loss) per common share - diluted	$ 0.00	$ 0.00
Shares used in basic earnings per share	2,277,956	2,250,311
Shares used in diluted earnings per share	2,277,956	2,293,806

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YOCREAM INTERNATIONAL, INC
BALANCE SHEETS

ASSETS	January 31, 2004	October 31, 2003
Current assets		
Cash and cash equivalents	$ 2,336,322	$ 2,644,436
Accounts receivable, net	821,788	934,259
Inventories	2,007,161	1,846,989
Other current assets	396,260	247,012
Income taxes receivable	381,384	378,269
Deferred tax asset	74,250	74,250
Total current assets	6,017,165	6,125,215
Fixed assets, net	6,322,365	6,241,922
Intangible and other long-term assets, net	488,562	499,970
	$ 12,828,092	$ 12,867,107
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Current portion of long-term debt	$ 384,000	$ 336,333
Accounts payable	883,925	1,144,045
Accrued liabilities	61,928	140,146
Total current liabilities	1,329,853	1,620,524
Long-term debt, less current portion	2,536,809	2,279,667
Deferred tax liability	793,251	795,451
Other liabilities	31,007	25,826
Total liabilities	4,690,920	4,721,468
Shareholders' equity		
Preferred stock, no par value, 5,000,000 shares authorized, none issued or outstanding	-	-
Common stock, no par value, 30,000,000 shares authorized	4,733,281	4,733,281
Retained earnings	3,403,891	3,412,358
Total shareholders' equity	8,137,172	8,145,639
	$ 12,828,092	$ 12,867,107

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